Exhibit 4.8

Equity Transfer Agreement

The Parties to this Agreement:

Transferor (hereinafter referred to as “Party A”):

Corporate Name: Heilongjiang Jinshangjing Bio-Technology Development Co., Limited, Registration Number: 230100400008331

Transferee (hereinafter referred to as “Party B”):

Name: Zhiguo WANG, ID Number: 232102196212185810

Party A holds 100% of the equity interest of Harbin Yew Science and Technology Development Co., Ltd (hereinafter referred to as the Company). Party A now contemplates to transfer 76.65% of the equity interest held by it to Party B. Party A and Party B reach the following agreement with respect to the transfer of equity interest aforementioned through negotiation in good faith on the basis of equally and mutual benefits:

Article 1 Subject of Equity Transfer and Price

Party A shall transfer 76.65% of the equity interest of the Company in the amount of RMB 34,490,000 to Party B. The price for such transfer of equity interest is RMB 34,490,000.

Upon completion of the transfer of equity interest aforementioned, Party B shall hold 76.65% of the equity interest of the Company.

Article 2 Representations

Party A acknowledges and represents it has full and valid right of disposal with respect to the equity interest transferred to Party B. Party B represents that there is not any mortgage, lien or guarantee of any nature set on the equity interest held by it and there is not any claim brought by third parties.

Otherwise, Party A shall assume all economic and legal responsibilities arising therefrom.

Party B represents to assume Party A’s rights, obligations and responsibilities in the Company in accordance with the original Articles of Association (excluding sections required to be amended) which has been executed and acknowledged by Party A.

Article 3 Methods and Term for Payment of Equity Interest Transfer Price

Party B shall make payment in accordance with the price under Article 1 after the execution of this Agreement, and the specific methods and term of payment are as follows:

Party B shall make money payment in full of the above equity interest transfer price to Party A within 5 days after the execution of this Agreement.

Article 4 Closing Date of Equity Interest

The closing date of equity interest is November 5, 2010. The closing date of equity interest is the dividing line for assumption of rights, obligations and risks of the Company by Party A and Party B, respectively.

Article 5 Responsibilities for Delivery of Equity Interest

Party A and Party B shall complete delivery of equity interest in accordance with this Agreement, and shall timely complete AIC change of registration procedures and others.

Delivery of equity interests shall be completed before the closing date of equity interest stipulated by Article 4 of this Agreement. During the period of delivery, Party A is obligated to deliver the transferred equity interest in whole to Party B, or otherwise Party A shall assume economic and legal responsibilities.

Article 6 Resolution of Dispute regarding Transfer of Equity Interest

In the event that any dispute arises with respect to the performance of this Agreement and the Parties cannot settle such dispute through negotiations, either Party shall have the right to submit the relevant dispute to the people’s court at the place where it is located.

Article 7 This Agreement shall become effective as of the date it is being signed or stamped by Party A and Party B.

Article 8 This Agreement shall be executed in three original copies, each Party having one copy with one copy submitted to the relevant authority.

Transferor (Party A)	Transferee (Party B)
Representative: (seal) Heilongjiang Jinshangjing Bio-Technology Development Co., Limited	Representative: /s/ Zhiguo Wang

Acknowledged by other shareholders of the Company:

Date of Execution: October 28, 2010

Place of Execution: #18, Hengshan Street, Xiangfang District, Harbin